

Mail Stop 4561

April 21, 2016

Mr. Stephen M. Kovzan
Chief Financial Officer
NIC Inc.
25501 West Valley Parkway, Suite 300
Olathe, KS 66061

    Re: NIC Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2015
          Filed February 23, 2016
          File No. 000-26621

Dear Mr. Kovzan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition

Portal revenues, page 41

1.   We note that after completion of a defined contract term for your outsourced government portal contracts, the government partner typically receives a perpetual, royalty-free license to use the company's software in its own portal. Also, if a contract is terminated without cause the government may be required to pay the company a fee in order to continue to use your software in its portal. Please tell us whether you consider the perpetual software license to be an undelivered element in your outsourced government portal contracts and if not, explain why. Also, as applicable, tell us how you considered the software license element in accounting for these arrangements and provide the accounting guidance you applied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services